                                  UNITED STATES              Page 1 of 6 Pages
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*





                               Horizon Group, Inc.
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                                (Name of Issuer)




                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    44041X106
              -----------------------------------------------------
                                 (CUSIP Number)



                             Bryan J. Tomasek, Esq.
                                 Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, D.C. 20004-1202
                                 (202) 942-5080
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 15, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44041X106                    13D                   Page 2 of 6 Pages
          ---------
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       1       NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alan Glen
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       2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                           (a) [_]
                                           (b) [X]

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       3       SEC USE ONLY

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       4       SOURCE OF FUNDS*

               OO
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       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e) [_]
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       6       CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
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                                              7        SOLE VOTING POWER
               NUMBER OF
                SHARES                                 800,495 (1)
             BENEFICIALLY            -------------------------------------------
               OWNED BY
                 EACH
              REPORTING
                PERSON
                 WITH
                                              8        SHARED VOTING POWER

                                                       0
                                     -------------------------------------------
                                              9        SOLE DISPOSITIVE POWER

                                                       800,495 (1)
                                     -------------------------------------------
                                             10        SHARED DISPOSITIVE POWER

                                                       0
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      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               800,495
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      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*     [_]


--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               4.26% (2)
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      14       TYPE OF REPORTING PERSON*

               IN
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(1)      Includes 264,051 shares of common stock owned directly by the Reporting
         Person. Also includes 438,458 units of limited partnership interest ("Units") in Horizon/Glen Outlet Centers Limited Partnership in which Horizon Group, Inc. is the general partner. Units generally are exchangeable for shares of common stock (or cash at the option of the general partner) on a one-for-one basis subject to adjustment.

(2) Includes 165,213 shares held by the Reporting Person's spouse, as to which beneficial ownership is disclaimed.

CUSIP No. 44041X106                 13D                       Page 3 of 6 Pages
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                        AMENDMENT NO. 3 TO SCHEDULE 13D
                        -------------------------------

         This Amendment No. 3 to Schedule 13D is filed by Alan Glen with regard to the common stock, par value $.01 per share, of Horizon Group, Inc. ("HGI Common Stock") This Amendment No. 3 should be read in conjunction with, and is qualified in its entirety by reference to, Schedule 13D and Amendment No. 1 and Amendment No. 2 thereto.

         Item 5 is hereby amended as follows:

         (a) Alan Glen owns of record 264,051 shares of HGI Common Stock, and may be deemed to own, directly or indirectly, an additional 97,986 shares. Alan Glen also may be deemed to beneficially own, directly or indirectly, 438,458 Units. Subject to certain restrictions, such Units are exchangeable for shares of HGI Common Stock on a one-for-one basis. In addition, Alan Glen's spouse owns 165,213 shares of common stock as to which beneficial ownership is disclaimed. Accordingly, for purposes of Section 13(d) of the Act, Alan Glen may be deemed to own beneficially approximately 4.26% of the outstanding shares of HGI Common Stock.

         (b) Alan Glen has sole voting and investment power with respect to the 362,037 shares of HGI Common Stock that he owns of record or is deemed to own indirectly, and 438,458 shares of HGI Common Stock that he may acquire upon conversion of Units.

                  Since the filing of Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2), the number and percentage of shares of HGI Common Stock beneficially owned, directly or indirectly, by Alan Glen have changed primarily as a result of (i) the redemption by Alan Glen and Cheryl McArthur (for themselves and/or on behalf of related entities) of certain beneficially-held Units; (ii) the gift of certain Units by Alan Glen and his spouse; (iii) the exchange by certain entities affiliated with Alan Glen and Cheryl McArthur of Units for shares of HGI Common Stock; (iv) the sale of certain shares by Alan Glen in the open market; and (v) the issuance by HGI of previously authorized Units, all of which transactions are described in paragraph (c) below.

         (c) In August 1996 and January 1997, Mr. Glen sold a total of 239,122 shares in a series of open market transactions described immediately below. In each instance, the sales price for such shares of HGI Common Stock is the price per share prior to deduction for commissions or other expenses of sale.


                      Date                 Number of Shares     Price Per Share
                      August 20, 1996            10,222              $20.4300
                      August 21, 1996            12,900              $20.5000
                      August 22, 1996             8,900              $20.4820
                      August 23, 1996             5,000              $20.5000
                      August 26, 1996            15,000              $20.5540
                      August 27, 1996            50,000              $20.7560
                      August 29, 1996               700              $21.1250
                      January 3, 1997             3,100              $19.5000

CUSIP No. 44041X106                  13D                       Page 4 of 6 Pages
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
                      January 9, 1997             7,000              $19.2500
                      January 10, 1997           12,000              $19.2158
                      January 13, 1997           18,400              $19.1593
                      January 14, 1997           95,900              $19.1680

                  On or about September 20, 1996, Cheryl McArthur redeemed 79,378 Units in a limited partnership over which she and Mr. Glen have shared voting and investment power.

                  On or about November 21, 1996, Alan Glen made a gift of 100,000 shares of HGI Common Stock owned by him to a charitable remainder trust of which Mr. Glen is a trustee. The trust subsequently sold 100,000 shares of HGI Common Stock in four open market transactions described immediately below.


                      Date               Number of Shares  Price Per Share
                      December 2, 1996         29,800           $19.586
                      December 3, 1996         51,200           $19.625
                      December 4, 1996          5,900           $19.500
                      December 13, 1996        13,100           $19.375

                  In November 1996 and January 1997, a trust of which Alan Glen serves as trustee sold a total of 11,072 shares of HGI Common Stock in three open market transactions described immediately below.


                      Date               Number of Shares  Price Per Share
                      November 27, 1996         3,000           $19.625
                      November 27, 1996         3,000           $19.625
                      January 9, 1997           5,072           $19.250

                  On or about December 9, 1996, the spouse of Alan Glen made a gift of 275 directly-held Units. On or about January 2, 1997, Mrs. Glen exchanged 165,213 directly-held Units for shares of HGI Common Stock.

                  On or about December 30, 1996, HGI issued 876 previously authorized Units to a corporation affiliated with Alan Glen.

                  On or about December 31, 1996, Cheryl McArthur, for herself and on behalf of a related corporation, redeemed a total of 4,532 Units in a limited partnership over which she and Mr. Glen have shared voting and investment power.

                  On or about December 31, 1996, a corporation related to Cheryl McArthur redeemed 1,971 Units in a limited partnership over which she and Mr. Glen have shared voting and investment power.

                  On or about January 2, 1997, Alan Glen exchanged 200,000 directly-held Units for shares of HGI Common Stock.

                  On or about January 2, 1997, a corporation affiliated with Alan Glen exchanged 97,986 directly-held Units for shares of HGI Common Stock.

CUSIP No. 44041X106                  13D                      Page 5 of 6 Pages
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                  On or about January 15, 1997, a corporation related to Alan
Glen redeemed 5,911 Units in a limited partnership over which he and Cheryl McArthur have shared voting and investment power.

         (d)      Not applicable.

         (e) As of the date hereof, Alan Glen ceased to be the beneficial owner of more than five percent (5%) of the class of securities.

CUSIP No. 44041X106                   13D                     Page 6 of 6 Pages
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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             January 15, 1996              /s/ Alan Glen
             ----------------              -------------------------------
                 (Date)                    Alan Glen